

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2022

Mark J. Bulanda
President
Emersub CX, Inc.
c/o Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, MO 63136

> **Re: Emersub CX, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 11, 2022**
> **File No. 333-262106**

Dear Mr. Bulanda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover page

1.   Disclose that after the transactions, you will be a "controlled company" under the Nasdaq rules and may avail yourself, in whole or in part as requested by Emerson, of available "controlled company" exemptions to the corporate governance listing standards of Nasdaq.

Q: What is happening in the Transactions?, page 5

2.   Clarify that the common stock of New AspenTech will not be traded on Nasdaq until you make an application to list it on Nasdaq and your application is approved.

Q: What will existing stockholders of AspenTech own after the Transactions?, page 6

3.   Revise to state that following the transactions, stockholders of AspenTech will own shares in a "controlled company" under Nasdaq. Clarify that certain outcomes of corporate actions of New AspenTech will be controlled by Emerson and certain approval rights will continue as long as Emerson beneficially owns a certain percentage of outstanding shares.

Risk Factors
Ownership interests will not be adjusted if there is a change in the value of AspenTech..., page 34

4.   Revise this risk factor to specify that the number of shares AspenTech shareholders will receive under the transaction agreement is based on a fixed exchange ratio. Discuss any risks related to the fact that the exchange ratio will not be adjusted to reflect changes in the market price of AspenTech shares before the closing date and that the value of the shares surrendered in the transactions may be higher or lower than the value of such shares at an earlier date.

Following the completion of the Transactions, Emerson will be prohibited, subject to certain exceptions, from transferring shares..., page 38

5.   Expand your risk factor to disclose risks to New AspenTech's stock price or its ability to maintain Nasdaq continuing listing requirements after the expiration of Emerson's standstill period or the exercise of Emerson's pre-agreed procedures to acquire shares of New AspenTech.

Risk Factors Related to the Business of New AspenTech, page 39

6.   Please add risk factors related to the anti-takeover and exclusive forum provisions in New AspenTech's organizational documents.

Background of the Transactions, page 55

7.   When you refer to the AspenTech Board clarify that you mean all members of the board unless otherwise specified or, if not, revise accordingly. When you refer to Emerson, clarify that you mean its board of directors or, if not, revise accordingly. In addition, expand the description of the transaction timeline to:

   •   identify the material synergies that were discussed at certain points in the timeline and quantify them as appropriate;

   •   describe the material attributes and size of Company X;

   •   disclose the negotiations regarding the amount of the termination fee;

   •   describe in greater detail negotiations determining the merger consideration, including the exchange ratio of 0.42 common stock for each share of AspenTech stock;

- disclose any discussions involving continuing employment or involvement for any persons affiliated with AspenTech before the merger;

- discuss any material details with respect to the existing commercial alliance between AspenTech and Emerson that impacted the merger negotiations; and

- identify any estimate of the value of the OSI Inc. and GSS business provided by Emerson after August 12, 2021.

Recommendation of the AspenTech Board and Its Reasons for the Transactions
Business and Financial Information of Emerson Industrial Software Business, page 70

8. Summarize the material information and discussions with AspenTech's management that the AspenTech Board considered in its evaluation of the Emerson Industrial Software Business.

Risks, page 72

9. Provide an estimate of the costs to be incurred in connection with the transactions. Please also tell us if the AspenTech Board considered any other conflicts of interest when evaluating the negative factors of the transaction proposal, including the fact that Centerview separately held discussions with both AspenTech and Emerson about a possible transaction before being engaged by Emerson as its financial advisor in January 2021.

Projected Financial Data, page 75

10. Please tell us why the AspenTech Board and Emerson management had a reasonable basis to provide financial projections for 5 years, and, with respect to unlevered FCF synergy impact, through 2032. In addition, please revise your description of projected financial data to:

- describe the material, underlying estimates that were used to calculate the projections;

- disclose the "base case" and "downside case" scenarios that were presented at the AspenTech Board meeting on February 19, 2021;

- provide the reason why, at the February 19 meeting, the AspenTech Board determined that the upside case of the AspenTech February 19 Projections was the most likely case;

- identify the "certain adjustments" agreed to by Emerson and Aspen Tech on August

17, 2021, regarding the Emerson Industrial Software Business Projections; and

- explain why the Adjusted Projected Synergies are not reflected in the AspenTech Management Projections or the Adjusted Emerson Industrial Software Business Projections.

Accounting Treatment, page 88

11. Please provide us with a comprehensive analysis explaining how you determined that Emerson Industrial Software Business was the acquirer in this transaction. Please also revise your disclosures to explain how you arrived at this conclusion. Please refer to ASC 805-10-55-10 through 55-15.

U.S. Federal Income Tax Consequences of the Transactions, page 96

12. We note your disclosure on page 71 that the AspenTech Board considered favorably the expectation that AspenTech stockholders generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of their AspenTech common stock for common stock of Newco in the transactions (to the extent stockholders have gain in excess of the amount of cash consideration paid in the transactions). In light of the materiality of the stock for stock exchange in the merger not being taxable to AspenTech shareholders, a tax opinion supporting the intended tax treatment appears to be required by Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin 19 (October 12, 2011). Further, we also note your disclosure that AspenTech, Emerson, Newco, and their respective affiliates each intend to take the position that the transactions, taken together, qualify as a transaction described in Section 351 of the U.S. Internal Revenue Code of 1986. Advise whether a tax opinion will be provided to support this conclusion. Lastly, we note that the Form of Tax Matters Agreement describes that the pre-closing restructuring, the Emerson contributions, and the merger exchange are intended to qualify for the "Intended Tax Treatment." Please summarize the material tax aspects of the pre-closing restructuring and the Emerson contribution in your disclosure and advise whether the tax opinion referenced in the Tax Matters Agreement will be delivered in connection with the closing of the transactions.

Unaudited Pro Forma Condensed Combined Financial Statements
(4) Pro Forma Adjustments and Assumptions, page 154

13. Please revise your discussion of adjustment (e) to the Condensed Combined Balance Sheet to disclose the amortization period used to calculate amortization expense for intangibles for the year ended September 30, 2021.

14. We note the disclosure in footnote m. In a supporting schedule, please show how the Aspen Technology, Inc. income statement line-items for the 12 months ended September 30, 2021 were calculated.

Exclusive Venue, page 170

15. We note that the forum selection provision in your proposed charter identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," to the extent such court has jurisdiction. As Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, please clearly state whether the exclusive forum provision applies to actions arising under the Exchange Act.

New AspenTech, page 174

16. Provide the basis for your statement that New AspenTech will have adjusted EBITDA and free cash flow margins that are "among the highest in the industry."

Overview of Emerson's OSI Inc. and GSS Businesses, page 176

17. Balance your disclosure of the OSI Inc. and GSS revenue generated on a combined basis disclosed here for the most recent fiscal year with the revenues and net loss for each period presented in your financial statements.

Intellectual Property, page 178

18. Based on your transaction agreement and plan of merger, it appears that certain intellectual property related to Open Systems International and the Echo Business will not be transferred as part of the restructuring. We also note your disclosure on page 178 that states management views the proprietary intellectual property portfolio of OSI Inc. and GSS as important in the aggregate. Please disclose any material intellectual property that is not being transferred to New AspenTech as part of the restructuring. Revise your description of intellectual property to describe the duration and effect of all patents, trademarks, and licenses that are material to the business of OSI Inc. and GSS that are being transferred to New AspenTech. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Internal Control Over Financial Reporting, page 191

19. Please revise to more fully describe the nature of the control deficiencies identified by management, particularly with respect to revenue recognition. Please also revise to describe the steps, if any, that management has already taken to address these material weaknesses.

Consolidated and Combined Financial Statements
(1) Summary of Significant Accounting Policies
Revenue Recognition, page FS-10

20. Please provide us with a detailed analysis explaining how you determined that your perpetual software license, hardware and professional services are highly integrated and

are therefore accounted for as a single performance obligation. Please refer to ASC 606-10-25-21. Please also tell us if your OSI perpetual software licenses are ever sold without professional services and/or hardware. If so, please tell us the amount of revenue generated from those license-only sales for each period presented.

(15) Other Financial Data, page FS-22

21.   Please revise to add footnotes to the table on page FS-22 to explain where depreciation expense and amortization of capitalized software are recorded in your Consolidated and Combined Statements of Earnings (Loss).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Phillip R. Mills